

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 26, 2017

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
100 Beaver Street, Suite 201
Waltham, MA 02453

> **Re:** **Kala Pharmaceuticals, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted March 30, 2017**
> **CIK No. 0001479419**

Dear Mr. Iwicki:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview, page 1

1.   At their first use, please describe the meaning of strabismus, viteoretinal and prostaglandins.

Our Product Candidates, page 2

2.   Please revise your pipeline chart on page to clearly illustrate that you are continuing to conduct phase 3 trials related to post-operative inflammation and pain following surgery and the temporary relief of the signs and symptoms of dry eye disease. It is not visually clear from the horizontal bar that you are continuing to conduct phase 3 trials.

3.   We refer to your statement on page 2 that KPI-121 1.0% has a "favorable safety and tolerability" profile, your similar statement for KP-121 0.25% on page 3, and similar disclosures elsewhere. While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA's authority. Please remove the statement that the study results displayed a favorable safety profile or trials demonstrated or established safety.

4.   Please limit the summary discussion of your results to whether the candidate met the primary end points, the description of the primary endpoints and disclosure of any serious adverse effects. Your discussion of p values is more appropriate for the Business discussion, where you should also discuss the meaning of these values and how they relate to the FDA's evidentiary standards of efficacy.

5.   We refer to your statement on page 3 that if approved, KPI-121 0.25% could be the first product providing "temporary relief" for the signs and symptoms of dry eye disease. However, we also note that you state that the prescription product Xiidra treats the signs and symptoms of dry eye disease. Please further explain why your product differs from Xiidra, and also that Xiidra is dosed only twice a day.

Risks Associated with Our Business, page 4

6.   Please expand your disclosure in the penultimate bullet in this section to also discuss that you are aware of a third party European patent that may limit your ability to develop and commercialize KPI-121 0.25% for the treatment of dry eye disease in Europe without a license.

Business
Our Product Candidates, page 83

7.   We refer to your disclosures on pages 83 and 84 regarding a clinician survey of 73 ophthalmologists and optometrists, and a survey of 30 patients with dry eye disease commissioned by you. Please clarify whether the surveys were conducted by a third party for use in the registration statement. If they were conducted by a third party, identify the party and file a consent pursuant to Rule 436 of the Securities Act. In addition, please provide additional details regarding the surveys so that an investor may understand their significance, including what information regarding the product candidates were provided to those surveyed, and how the surveyed clinicians and patients were selected. Please also provide balancing disclosure regarding the limited number of those surveyed, and delete references to these surveys from your Summary.

You may contact Mark Brunhofer at (202) 551-3638 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lia Der Marderosian, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP